

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, DC  20549-7010

July 17, 2009

Don R. Wellendorf
Chairman of the Board, President and Chief Executive Officer
Magellan Midstream Holdings, L.P.
One Williams Center
Tulsa, Oklahoma  74172

> **Re:    Magellan Midstream Holdings, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File Number 1-32745**

Dear Mr. Wellendorf:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc:    <u>Via Facsimile</u>
Michael J. Swidler, Esq.
(917) 849-5367